

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

KOOLBRIDGE
SOLAR

You are invited to join Koolbridge Solar on its journey to revolutionize smart, clean, and renewable energy.

▶ Koolbridge Solar Inc. has developed a patent protected SMART LOAD CENTER™ (SLC) that manages multiple incoming sources of energy on a circuit-by-circuit basis.

▶ Even while the grid is down, the SLC will direct solar, battery, or generator power throughout the home.

▶ The SLC can shed loads on a priority basis so that circuits needed to stay active are available during the outage.



The Smart Load Center™ automatically determines how to distribute utility, battery, solar, and/or generator power for maximum savings on the homeowner's utility bill.



The Problem: Today's Residential Solar Solutions Incorporate Outdated Technology

► Even during a grid power outage, it is a common misconception of existing solar solutions that there will still be a constant feed of electricity .

► Safety regulations do not allow solar power to be used while the grid is down so that electricians can safely repair power lines.

► This introduces an array of problems for homeowners, the primary one being that they cannot use their solar electricity when the grid is down.



The Solution: Koolbridge's Smart Load Center

▶ The SLC and its underlying technology solves the issues of homeowners not having access to their solar power when the grid is down.

▶ The SLC is an interconnected and intelligent replacement for the traditional breaker box.

▶ The SLC unlocks an enormous amount of untapped potential for homeowners through data collection, analysis, cost breakdown and manual energy through Koolbridge's proprietary software.



Koolbridge Solar Has the Solution





- The SLC has the capability to automatically handle all the management of a home's electricity.
- The SLC allows homeowners to manually manage power throughout their home down to each circuit.
- Paired with battery backup or generator, the home will have power even in the event of a grid power outage.
- Homeowners have the ability and can even preplan which sections of the home will receive power
- The days in the past of cleaning out the refrigerator due to a power outage ends when a SLC is installed.



Branch Circuits

Branch Circuits
Solar
12.00 KW
56%
Utility
9.61 KW
44%
Total Power
21.60
KW
Leg A
x10Whr
Leg B
Balance
Reset
SOLAR
Auto
UTILITY
Power
Energy
Control
Configuration

Power

Power
Utility Power
Solar Power
Power Usage (KW)
Device
Solar
12.00 KW
56%
Utility
9.61 KW
44%
Total Power
21.60
KW
Leg A
x1Whr
Leg B
Balance
Reset
Power
Energy
Control
Configuration

KOOLBRIDGE
SOLAR

Why You Should Own a Smart Load Center

- Data shows that homeowners are serious about installing solar to help make the home energy efficient.
- Solar panels save energy costs and make homeowners feel good about helping make the environment clean.
- In some locations, tax credits are given to homeowners who install solar power.
- Even during a grid power outage, it is a common misconception of existing solar solutions that there will still be a constant feed of electricity .



Percentage of homeowners who say each is a reason they have installed or would install solar panels at home
Save money on utility bills
Help the environment
Tax credit
0%
25%
50%
75%
100%
Source: Pew Research Center - Dec 17, 2019



KOOLBRIDGE SOLAR

Benefits of Owning a Smart Load Center

▶ The Smart Load Center seamlessly integrates tracking of energy from multiple different input sources throughout the home on a circuit-by-circuit basis.

▶ Keeps the most important circuits alive during an outage.

▶ Maximizes runtime on battery or generators during an outage.

▶ When used in tandem with solar panels, the SLC helps homeowners become independent of the electrical grid.

▶ The SLC helps increase home resale value.

▶ The SLC lowers monthly energy costs.



KOOLBRIDGE
S O L A R

The Smart Load Center is Patent Protected



Smart Load Center Version 2



KOOLBRIDGE
S O L A R

▶ The SLC is protected by a Foundational U.S. Patent 9,735,703 titled: "Smart Load Center for Distribution of Power from Two Sources".

▶ This Patent allows the Smart Load Center to switch each load in a residence or commercial building from utility to renewable energy on a circuit-by-circuit basis.

▶ Through software control, the grid, solar panels, battery and generator power are all controlled by the SLC.

This Patent gives Koolbridge the exclusive rights to produce and sell any electrical products having:

▶ Two or more input terminals, each connected to a different source of electrical power.

▶ A multi-conductor internal bus that carries the electrical current from each power source.

▶ A multiplicity of switches, each connecting a load circuit breaker alternatively to one of the other power sources.

▶ A processor controlling each switch's configuration under software control.

▶ A software control program that switches the loads based on user defined priority, and power availability from all input sources .

▶ Integrated tracking of energy utilization independently for each circuit.

▶ Ability to dynamically adjust load to match the power being generated.

▶ The ability to selectively power circuits based on priorities during extended grid power outages.



The Koolbridge Solar Inc. Patent Families

The diversity of the listed Patents uniquely positions Koolbridge Solar to not only further support the growth of the Company within the renewable energy field with advanced products and concepts but are also being made available to potential licensees in the energy field who do not have this advanced technology as part of their product offerings.

Inverter technology

8,937,822	Solar Energy Conversion and Utilization System	001
10,784,710	Transformerless DC to AC converter	036
10,998,755	*Transformerless DC to AC Converter Using Selectively Series-Connected Capacitors and PWM (allowed)*	*064*
2020/0028447	Multi-Level DC to AC Inverter	059
2020/0059166	Multilevel Inverter Having Switch Banks	061
9,634,552	Solid State Phase-Splitting Transformer	016
10,033,302	Rotary Solar Converter	004
10,090,777	Inverter w Independent Current & Voltage Controlled Outputs	043
10,128,774	Inverter Inrush Current Limiting	014
10,148,093	Inter Coupling of Microinverters	010
10,250,162	DC Bias Prevention in Transformerless Inverters	039
2019/0052075	Overcurrent Trip Coordination b/t Inverter and Circuit Breakers	037

Smart Load Center

9,735,703	Smart Load Center for Distribution of Power from Two Sources	002
10,135,361	Residential Electrical Energy Installation	012
10,951,027	SLC Panel	053
2019/0049493	AC Electrical Power Measurements	038

Smart Appliances; Addressable Outlets; Powerline Communication

9,614,588	Smart Appliances	006
9,785,213	Addressable Electrical Outlet	008
9,793,953	Smart Appliances	020
10,536,039	Hybrid Wired-Wireless Communication System for Delivery of power from two or more sources to smart appliances	044
10-2061954	(Korea) Smart Appliances & Addressable Electrical Outlets	042

Solar Energy Wiring/Operation

8,891,211	Potential Arc Fault Detection and Suppression	049
9,190,836	Potential Arc Fault Detection and Suppression	005
10,205,324	Remotely Controlled Photovoltaic String Combiner	013
10,211,640	Adaptive Load Sharing System	019
10,666,161	Safety Shut-Down System for a Solar Energy Installation	051
10,944,263	Neutral Routing for Multiple Electrical Power Sources	057
2018/0006601	Rapid De-Energization of DC Conductors with 2 Power Sources	018
2020/0014206	Dual-Power Electrical Outlets	060

Electrical Wiring/Operation (not limited to solar or dual)

2020/0366086	Fast Fault Current Limiter	056



KOOLBRIDGE
S O L A R

Valuation of Intellectual Property of Koolbridge Solar, Inc.

➢ Koolbridge (or the Company) approached Aranca to conduct the business valuation and valuation analysis of intellectual property (IP) and prepare a report to express an opinion on the analyses mentioned above as of March 31, 2021.

➢ Currently, Koolbridge holds 30 patent applications, of which 23 are granted and 7 are in the application stage. The Company has filed patents in the US and South Korea.

➢ Based on our discussion, we understand that the Company's Smart Load Centre (SLC) for the residential market is expected to be commercialized in early 2023 and would remain the sole commercialized product. Therefore, we have not considered sales revenues from SLC for the commercial market or from inverters over the forecast period, i.e., 2021-33. Any significant development on this regard would be an upside for the valuation. On the IP valuation front, we have covered all the filed patents and applications in our analysis.

➢ These patents and applications are expected to enhance the features of SLC and help Koolbridge gain considerable market share in the US and international markets. However, timely availability of funds remains crucial for achieving the set milestones.

➢ Aranca considered valuation approaches specific to IP valuation and determined the Relief from Royalty approach to be the most appropriate to corroborate the results of a fundamental DCF-based valuation.

➢ Based on our analysis and after considering all the relevant factors described in the report presented hereinafter, in our opinion, as of May 21, 2021, the Fair Value of Koolbridge's IP portfolio lies in the range from $21.6 to $24.9 million and the business value ranges between $28.7 to $33.8 million

Table 1: Koolbridge Valuation Summary

(In $ Million)	Intellectual Property Valuation	Business Valuation
DCF Method	21.6	33.8
Relief From Royalty Method	24.9	28.7

Source: Aranca analysis



Data as Value

- The SLC gives homeowners an all access pass to each portion of the home's electrical flow, down to the circuit, in real time.

- The level of detailed information provided by the SLC gives homeowners so much power over their electricity.

- With Koolbridge's software platform it is easier than ever to identify inefficient appliances, rooms that take up too much power and so much more.



Support Renewable Energy   Support Fossil Fuels

20%

Support for Renewable Energy
Vs. Fossil Fuel Development in
U.S. Adults

80%

Survey conducted April 29 - May 5, 2020
PEW Research Center



Targeted Markets

▶ The Smart Load Center is a residential energy management and intelligent power redistribution system initially targeting new communities as well as retrofitting existing homes.

▶ The SLC is an ideal solution for either grid-tied or off-grid homes.

▶ Industry experts predict 5 million new homes and 5 million existing homes to convert to solar during the next 5 years.

▶ State laws are beginning to mandate that all new homes come out of the ground being solar compliant.

▶ The projected growth of this $17.0 B industry is expected to double in the next five years.



Targeted Markets

Potential Home Market Customers (17M)



Potential Revenue ($34B)





Koolbridge's Competitive Advantages

▶ The Koolbridge Management Team consists of exceptional technology business builders who combined have over 300-years of successful business experience.

▶ The Management Team has experience raising equity through public and private markets and has the skillset to take the SLC to market or to negotiate with companies interested in licensing Koolbridge Solar technology.

▶ Koolbridge owns a large portfolio of intellectual property including 24-U.S. Patents, 1 International Patent, and 5-Pending Patents.

▶ Our initial product, the Smart Load Center, is a one-of-a-kind energy management system that is protected by a foundational patent.



Join Koolbridge Solar's Journey to Revolutionize Smart, Clean, and Renewable Energy.

> Koolbridge's mission is to revolutionize smart, clean renewable and alternative energy.

> Future generations will benefit from a cleaner atmosphere due to the increased use of renewable energy.

> Koolbridge Solar firmly believes that the Smart Load Center is the breaker box of the future.





KOOLBRIDGE
S O L A R

Thank You

Thank you for taking the time to learn about Koolbridge Solar's
Journey to revolutionize smart, clean renewable energy.
For more information or to make an investment in Koolbridge Solar,
please visit www.follacapital.com or contact:

Folla Capital, LLC
3722 Shipyard Boulevard, Suite E
Wilmington, NC 28403
Attn: Clem Seifert, Partner
(910) 269-7564
www.follacapital.com
cseifert@follacapital.com

Koolbridge Solar, Inc.
P.O. Box 1529
Wrightsville Beach, NC 28480
Attn: Bill Griffin, President and CEO
(910) 256-8784
www.koolbridgesolar.com
bgriffin@koolbridgesolar.com



Forward-Looking Statement

This document contains statements that are forward-looking. Forward-looking statements are by nature, risky and uncertain.

These risks and uncertainties include international and local economic and market conditions, our ability to sustain, manage, and /or forecast growth, and any other risks that may or may not be presently known.

Koolbridge's mission is to revolutionize smart, clean renewable, and alternative energy.

